BB 9/4

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02021995

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15404

RECEIVED
AUG 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGUIRE INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1862 S Broadway, Suite 100
(No. and Street)

Santa Maria, CA 93454
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P Maguire 805-922-6901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butcher & Chambers, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

166 North 9th Street, #A Grover Beach, CA 93433
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maguire Investments, Inc, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

LUCY E. GRIFFITH
Comm. # 1236675
NOTARY PUBLIC-CALIFORNIA
Santa Barbara County
My Comm. Expires Nov. 3, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGUIRE INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2002

MAGUIRE INVESTMENTS, INC.
TABLE OF CONTENTS
JUNE 30, 2002

B&C BUTCHER and CHAMBERS
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Maguire Investments, Inc.
1862 S. Broadway
Santa Maria, CA 93454

We have audited the statement of financial condition of Maguire Investments, Inc. as of June 30, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maguire Investments, Inc. as of June 30, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information described on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

by Butcher & Chambers
Butcher & Chambers
Certified Public Accountants
August 9, 2002

166 North Ninth Street, Suite A Grover Beach, CA 93433 (805) 489-8458 FAX (805) 489-9146

MAGUIRE INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash on hand & in banks	$ 446,964
Securities inventory - Note 1	588,110
Investments - Note 1	1,010,274
Receivable from clearing house - Note 3	98,013
Prepaid expenses	13,951
Deposits with clearing house	35,000
Fixed assets (net of depreciation & amortization) - Notes 1 & 4A	383,830
Notes receivable officers - Note 4C	620,748
Other receivable	6,523
Total assets	$3,203,413

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable & other liabilities	$ 33,254
Accrued commissions	54,308
Income taxes payable - Note 8	13,263
	100,825
STOCKHOLDER'S EQUITY	
Capital stock - $5 par value, 40,000 shares authorized, 10,000 shares issued & outstanding	50,000
Retained earnings - Note 5	
Unappropriated	2,802,588
Appropriated	250,000
	3,102,588
Total liabilities & stockholder's equity	$3,203,413

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2002

INCOME	
Regular commissions	$1,057,187
Listed commissions	638,328
Unrealized loss on securities - Note 1	(643)
Interest income	138,893
Dividend income	24,364
	1,858,129
OPERATING EXPENSES - SCHEDULE 1	
Clearing & exchange expenses	198,464
Communication expenses	57,060
Dues, fees & assessments	35,684
Occupancy & equipment costs	117,971
Employee compensation & costs	1,076,999
Promotional expense	91,760
Other operating expenses	88,281
	1,666,219
Income from operations	191,910
OTHER INCOME (LOSS)	
Loss on disposal of asset	(10,896)
INCOME BEFORE TAX	181,014
Provision for income tax - Note 8	(57,795)
NET INCOME (LOSS)	$ 123,219
INCOME PER SHARE OF COMMON STOCK - Note 9	$ 12.32

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
JUNE 30, 2002

	Retained Earnings			
	Unappropriated	Appropriated	Common Stock	Total
STOCKHOLDER'S EQUITY July 1, 2001	$2,679,369	$250,000	$50,000	$2,979,369
NET INCOME	123,219			123,219
STOCKHOLDER'S EQUITY June 30, 2002	$2,802,588	$250,000	$50,000	$3,102,588

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$123,219
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation & amortization	47,887
Unrealized gain on investments	(6,740)
Loss on disposal of asset	10,896
Changes in operating assets and liabilities:	
Accounts receivable	15,654
Inventory	2,339
Prepaid expenses	6,647
Notes receivable (accrued interest)	(46,547)
Accounts payable	27,660
Accrued liabilities	(5,626)
Income taxes payable	13,263
Net cash provided by operating activities	188,652
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of fixed assets	17,000
Purchase of fixed assets	(25,023)
New loans made	(80,331)
Principal payments received	71,469
	(16,885)
CHANGES IN CASH	171,767
CASH BEGINNING OF PERIOD	275,197
CASH AT END OF PERIOD	$446,964

SUPPLEMENTAL DISCLOSURES:
(1) The Company considers cash to be all cash and cash equivalents with a maturity of ninety days or less.
(2) Cash paid for interest was $ -.
(3) Cash paid for income tax was $31,146.

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

A. Organization
Maguire Investments is a securities broker-dealer incorporated in 1968. The Company trades in all areas of financial instruments.

B. Basis of Accounting
The financial statements are prepared on the accrual basis of accounting, which recognizes revenue when earned and expenses as incurred.

C. Securities Transactions
All securities and commodities transactions are recorded on a settlement date basis as well as related commission income and expense. The Company uses an independent clearing house under the direct method of maintaining client accounts.

D. Securities Inventory
Inventory is valued at fair market value for financial statement purposes and the computation of net capital. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The cost for items in inventory is $600,000, fair market value at June 30, 2002 was $588,110. The unrealized loss in securities inventory for the current year was $2,339.

E. Securities Investments
Investments are securities presented at their fair market value held in-house by the Company for long-term investment. At June 30, 2002, these investments had a cost basis of $895,496 and fair market value of $1,010,274. Unrealized income in the current year was $1,696.

F. Fixed Assets
Depreciation is provided for using straight-line or an accelerated method using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Cost	Accumulated Depreciation & Amortization	Net Book Value
Office furniture	$ 61,822	$ 61,085	$ 737
Automobiles	115,079	30,882	84,197
Leasehold improvements	617,523	318,627	298,896
	$794,424	$410,594	$383,830

See independent auditors' report

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

The following corresponding expenses were recorded for the year ended June 30, 2002:

Depreciation expense	$ 8,563
Amortization expense	39,324
	$47,887

NOTE 2 - CASH HELD IN RESERVE

The Company uses an independent clearing house for maintaining client accounts and no longer is required to maintain reserve bank accounts for the benefit of customers under rule 15(c) 3-3 of the securities and exchange commission. See Note 1 (c).

NOTE 3 - RECEIVABLE FROM CLEARING HOUSE

Under the direct method of accounting for client trades all transactions are conducted through a clearing house. The receivable represents commissions due to the Company which are not yet received. The Company considers all such amounts to be fully collectible, therefore, no allowance for doubtful accounts has been recorded.

NOTE 4 - RELATED PARTY TRANSACTIONS

A. Building Costs
Maguire Investments entered into a lease agreement on April 1, 1994 with it's president to lease a new office building. The initial terms call for monthly rent of $3,000 for the five year period ending March 31, 1999, with the option to extend the term for ten additional twelve-month periods. The company agreed to extend the lease for an additional five years until March 31, 2004. As consideration for these terms the Company agreed to pay all building renovation costs. Initial leasehold improvements totaled $572,573 and are being amortized over 15 years.

B. Stock Transfer Fees
Included in stock transfer fees is $5,147 paid to Security Transfer Co. which is a partnership owned by two officers of Maguire Investments, Inc.

See independent auditors' report

NOTE 4 - RELATED PARTY TRANSACTIONS (Continued)

C. Notes Receivable

President - A note bearing 7% annual interest, due in full with accrued interest on February 1, 2004. The balance includes total accrued interest of $96,801 of which $13,853 is attributed to the current year.	$210,760
Office Manager - A note bearing 7% annual interest, due in full with accrued interest on February 1, 2005.	7,655
Survivor's Trust - A note bearing 8% annual interest, paid quarterly, all due and payable on or before February 1, 2005. The trust is the Survivor's Trust under the A.L. and N.C. Maguire Revocable Trust dated 8/17/88. Stephen P. Maguire, a 100% shareholder and current president of the company is the trustee.	402,333
	$620,748

NOTE 5 - APPROPRIATED RETAINED EARNINGS

Appropriated retained earnings represent amounts reserved for the future additions and improvements to the office building. See Note 4A.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings under subordination agreements at June 30, 2002.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At June 30, 2002, the Company had net capital of $1,883,023 which was $1,633,023 in excess of its required net capital of $250,000. The Company's net capital ratio was .054 to 1.

NOTE 8 - PROVISION FOR INCOME TAX

The income tax provision of $57,795 is calculated on taxable income for the fiscal year. No accrual of deferred income taxes has been recorded, they have been deemed immaterial to the financial statements taken as a whole. Federal and California income taxes payable were $4,172 and $9,091, respectively at June 30, 2002.

NOTE 9 - EARNINGS PER SHARE

Earnings per share of common stock was computed by dividing net income by the average number of common shares outstanding for the year (10,000 shares).

SUPPLEMENTAL INFORMATION

B&C
BUTCHER and CHAMBERS
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Board of Directors
Maguire Investments, Inc.
1862 S. Broadway
Santa Maria, California 93454

Our report on our audit of the basic financial statements of Maguire Investments, Inc. for June 30, 2002 appears on page 3. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of operating expenses, changes in liabilities subordinated to claims of creditors, computation of net capital under rule 15c 3-1 of the Securities and Exchange Commission and the independent auditors' report on internal accounting control required by SEC rule 17a-5 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

by Butcher & Chambers
Butcher & Chambers
Certified Public Accountants
August 9, 2002

166 North Ninth Street, Suite A Grover Beach, CA 93433 (805) 489-8458 FAX (805) 489-9146

MAGUIRE INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES — SCHEDULE 1
FOR THE YEAR ENDED JUNE 30, 2002

CLEARING AND EXCHANGE EXPENSES	
Clearing house fees	$ 157,973
Execution fees	13,215
Principle clearing fees	3,783
Miscellaneous fees	23,493
	198,464
COMMUNICATION EXPENSES	
Postage	25,445
Telecommunications	14,003
Office supplies	17,612
	57,060
DUES, FEES AND ASSESSMENTS	
Licenses - state & city	18,315
NYSE & ASE fees	7,261
NASD assessment	788
Fidelity bond	1,574
NASD licenses & exam fees	3,506
NASD & SIC fees	2,517
Stamp medallion bond	1,573
SIDC assessment	150
	35,684
OCCUPANCY AND EQUIPMENT	
Maintenance & repairs	5,647
Rents	38,550
Utilities	1,355
ILX Systems	68,706
Liability Insurance	1,586
Office equipment	2,127
	117,971
EMPLOYEE COMPENSATION	
Salaries	223,885
Salesmen's commissions	719,351
Employer payroll taxes	54,683
Independent Contractors	48,763
Pension plan expense	24,150
Workers comp insurance	6,167
	1,076,999
PROMOTIONAL EXPENSES	
Advertising & Promotion	39,145
Sales literature	13,937
Subscriptions	2,889
Entertainment	25,579
Travel	10,210
	91,760
OTHER OPERATING EXPENSES	
Legal & auditing	27,828
Depreciation & amortization - Note 1	47,887
Stock transfer fees - Note 4C	581
Miscellaneous expense	6,965
Donations	5,020
	88,281
Total operating expenses	$1,666,219

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
JUNE 30, 2002

Balance, beginning of period, July 1, 2001	-
Increase	
Decrease	
Balance at end of period, June 30, 2002	-

Note: We have examined the general ledger, transactions journals and adjusting entries for the current year. We have performed tests of transactions in compliance with the Company's system of internal control and substantive tests of the accounts ending balances in conjunction with generally accepted auditing standards and have found no material differences between unaudited and audited financial records.

See independent auditors' report on additional information

MAGUIRE INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2002

ASSETS

CURRENT ASSETS	
Cash in banks	$ 446,939
Receivable from clearing house	98,013
Securities at market	1,598,384
Deposit with clearing house	35,000
Total current assets	2,178,336
AGGREGATE INDEBTEDNESS	
Accounts payable	33,254
Accrued commissions	54,308
Income taxes payable	13,263
	100,825
Current Capital	2,077,511
LESS: ADJUSTMENTS	
Haircuts - inventory	(194,488)
NET CAPITAL PER AUDIT	1,883,023
Minimum net capital required	(250,000)
Excess net capital	$1,633,023
Ratio: Aggregate indebtedness to net capital	.054 to 1

See independent auditors' report on additional information

B&C BUTCHER and CHAMBERS

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Maguire Investments, Inc.
1862 S. Broadway
Santa Maria, CA 93454

We have examined the financial statements of Maguire Investments, Inc. for the year ended June 30, 2002 and have issued our report thereon dated August 22, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Maguire Investments, Inc. that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(c)(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

166 North Ninth Street, Suite A Grover Beach, CA 93433 (805) 489-8458 FAX (805) 489-9146

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Maguire Investments, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

by Butcher & Chambers

Butcher & Chambers
Certified Public Accountants
August 9, 2002